UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Flora Growth Corp.
(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

339764102

(CUSIP Number)

Clifford Starke PH Park Loft #2006, Via Porras 75, San Francisco, Panama City, Panama

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Clifford Starke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,717,813[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,717,813[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,717,813[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 Consists of (i) 2,922,889 common shares, no par value per share (“Common Shares”), of Flora Growth Corp. (the “Issuer”) held by the Reporting Person directly; (ii) 671,583 Common Shares held by BTF Investments, Inc., of which the Reporting Person is the sole director and equity owner; (iii) 6,006,934 Common Shares held by Hampstead Private Capital Limited, of which the Reporting Person is the sole director and equity owner and (iv) 116,407 Common Shares held by YT Research, Inc., of which the Reporting Person is the sole director and equity owner.

2. Calculated based on an aggregate of 133,405,420 Common Shares outstanding, which is calculated by adding (i) 89,879,469 Common Shares outstanding immediately after the offering described in the Issuer’s Prospectus Supplement dated December 8, 2022 filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2022 and (ii) 43,525,951 Common Shares that the Issuer issued on December 23, 2022 pursuant to the closing of the Arrangement (as defined in Item 3 below), as reported in the Issuer’s Report on Form 6-K filed with the SEC on December 27, 2022.

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Item 1. Security and Issuer.

This Schedule 13D relates to the common shares, no par value per share (the “Common Shares”), of Flora Growth Corp., a corporation organized under the laws of the Province of Ontario (the “Issuer”). The principal executive offices of the Issuer are located at 3406 SW 26th Terrace, Suite C-1, Fort Lauderdale, FL 33132.

Item 2. Identity and Background.

(a)-(c) This Schedule 13D is being filed by Clifford Starke (the “Reporting Person”). The Reporting Person is the President and a member of the board of directors of the Issuer. The Reporting Person’s principal office is located at PH Park Loft #2006, Via Porras 75, San Francisco, Panama City, Panama.

(d)-(e) During the last five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Canadian citizen.

Item 3. Source or Amount of Funds or Other Consideration.

On December 23, 2022, the Issuer completed its previously reported acquisition of all the issued and outstanding common shares (the “Franchise Common Shares”) of Franchise Global Health Inc., a corporation existing under the laws of the Province of British Columbia (“Franchise”) by way of a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) pursuant to that certain Arrangement Agreement, dated October 21, 2022, by and between Flora and Franchise. Pursuant to the Arrangement Agreement, at completion of the Arrangement, Flora acquired the Franchise Common Shares in exchange for 43,525,951 of Flora’s common shares, no par value (the “Flora Shares”).

In connection with the closing of the Arrangement, the Reporting Person exchanged 33,048,693 Franchise Common Shares for 9,617,813 Common Shares. Additionally, on December 23, 2022, Flora issued 100,000 shares of restricted common stock to the Reporting Person pursuant to a consulting agreement of even date therewith between Flora and the Reporting Person. Such shares of restricted stock vest on December 23, 2023.

Item 4. Purpose of Transaction.

The information contained above in Item 1 and Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person was appointed as a director of the Issuer pursuant to the Arrangment.

The Reporting Person acquired the Common Shares upon the closing of the Arrangement as discussed in Item 3 above. The Reporting Person has no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of December 23, 2022, the Reporting Person beneficially owned (i) 2,922,889 Common Shares directly, (ii) indirectly, through BTF Investments, Inc., 671,583 Common Shares, (iii) indirectly, through Hampstead Private Capital Limited, 6,006,934 Common Shares and (iv) indirectly, through YT Research, Inc., 116,417 Common Shares. Items 7-11, inclusive, set forth on the cover page to this Schedule 13D are hereby incorporated by reference in this item 5.

(c) The information contained above in Item 3 of this Schedule 13D is incorporated herein by reference.

(d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer deemed to be beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 5 is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2023

By:	/s/ Clifford Starke
Name: Clifford Starke

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